

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2017

Maria Stahl
Senior Vice President and General Counsel
Tetraphase Pharmaceuticals, Inc.
480 Arsenal Way
Watertown, MA 02472

>   **Re: Tetraphase Pharmaceuticals, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed June 16, 2017**
>   **File No. 333-218816**

Dear Ms. Stahl:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at (202) 551-2544 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Stuart Falber